

June 18, 2010

VIA U.S. MAIL

Walter Bromfield
Chief Financial Officer
United Maritime Group, LLC
601 S. Harbour Island Boulevard, Suite 230
Tampa, FL 33602

> **Re: United Maritime Group, LLC**
> **Amendment No. 2 to the Registration Statement on Form S-4**
> **Filed June 10, 2010**
> **File No. 333-165796 & -01**

Dear Mr. Bromfield:

We have reviewed your response to our letter dated May 25, 2010 and have the following additional comments. Please note that page references refer to the marked version of your filing uploaded to EDGAR.

Selected Historical Consolidated Financial Data, page 49

1. We note your presentation of the ratio of earnings to fixed charges. In accordance with Regulation S-K, Item 503(d), please revise to also include the ratio in the summary financial data section starting on page 13.

2. In a related matter, please update Exhibit 12 as originally filed with Form S-4 to include the interim March 31, 2010 as required by Item 503(d) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Heather Clark at (202) 551-3624 or Joe Foti, Senior Assistant Chief Accountant at (202) 551-3816 if you have any questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or, in his absence, me at (202) 551-3750 with any other questions.

Sincerely,

Max A. Webb
Assistant Director

cc: Via facsimile (212) 728-9214
        Cristopher Greer, Esq.
        Willkie Farr & Gallagher LLP